20012803

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~41082~~

8-49297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Barc Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8383 Greenway Blvd. Suite 600
(No. and Street)

Middleton (City) WI (State) 53562 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

karen z ISCHER 561-483-6335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

1001 E Sybelia Avenue (Address) Maitland (City) Florida (State) 32751 (Zip Code)

SEC Mail Processing Section
MAR 3 0 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rimantas Buinevicius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Barc Investment Group, Inc, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # GG271650
EXPIRES: November 22, 2022
Bonded Thru Aaron Notary

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M BARC INVESTMENT GROUP INC

December 31, 2019

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6-9
Supplementary Information	
Schedule I-Computation of Net Capital	10

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of M Barc Investment Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M Barc Investment Group, Inc. as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of M Barc Investment Group, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of M Barc Investment Group, Inc.'s management. Our responsibility is to express an opinion on M Barc Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M Barc Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I (see page number 10) has been subjected to audit procedures performed in conjunction with the audit of M Barc Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of M Barc Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as M Barc Investment Group, Inc.'s auditor since 2011.

Maitland, Florida

March 26, 2020

M BARC INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$ 11,262
Prepaid expenses	3,956
Rent Security Deposit	311
Fees receivable-Private Placement	1,200
Property and equipment, net	-
Total assets	$ 16,729

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	1,500
Due to Officer	2,892
Total liabilities	4,392
Stockholder's equity	
Common Stock	
2,000 shares authorized, NO PAR VALUE	-
1,500 shares issued and outstanding	1,500
Additional Paid in Capital	74,914
Retained (Deficit)	(64,077)
Total Stockholders Equity	12,337
Total liabilities and stockholders' equity	$ 16,729

See accompanying notes to financial statements

M BARC INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Private Placement Fee Income	$ 148,035
Total revenue	148,035
Expenses:	
Commission Expense	149,550
Rent	4,852
Telephone/Communication/Email Expense	7,446
Professional fees	15,448
Registration & Regulatory fees	6,439
Promotional Exenses	4,126
Travel & Entertainment	246
Office Expense	2,001
Other Operating Expenses	3,445
Total Costs and Expenses	193,554
Net Income (Loss)	$ (45,518)

See accompanying notes to financial statements

M Barc Investment Group, Inc.
Statement of Changes In Stockholders' Equity
For The Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, January 1, 2019	$ 1,500	$ 67,481	$ (18,559)	$ 50,422
Prior period adjustments				
Stockholders' distributions, net	0			0
Increase in Additional Paid in Capital		7,433		7,433
Net Income (Loss)	0		(45,518)	(45,518)
Balance, December 31, 2019	$ 1,500	$ 74,914	$ (64,077)	$ 12,337

See accompanying notes to financial statements

M BARC INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net Income (Loss)	$	(45,518)
Adjustments to reconcile net income (loss) to net cash used in operating activites:		
Changes in assets and liabilities:		
Depreciation Expense		-
(Increase) decrease in:		
Prepaid expenses		(1,169)
Accounts receivable		39,065
Security deposit		-
Increase (decrease) in:		
Accounts payable and accrued expenses		3,641
Net cash used by operating activities		(3,981)
Cash flows from financing activities:		
Increase in add'l paid in capital		7,433
Distributions		-
Net cash provided by financing activities		7,433
Net decrease in cash		3,453
Cash, beginning of year		7,810
Cash, end of year	$	11,262

See accompanying notes to financial statements

M BARC INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

M Barc Investment Group, Inc. was incorporated in the State of Pennsylvania on April 3, 1996. The Company was formed as Sentinel Capital Markets Group, Inc and then changed its name to Wildwood Securities. On April 30, 2018, Mr. Rimantas Buinevicius became the sole shareholder of the company due to the passing of Mr. Michael Barclay. The firm was relocated to Middleton, Wisconsin.

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers consulting services and earns fees from the sale of private placements.. The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of M Barc Investment Group, Inc. is presented to assist in Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Revenue and Expense Recognition

The Company recognizes revenue when services have been rendered and earned. For capital raisings, earned typically means funds have been received by the Company's client. For advisories, revenue is recognized when the Company has completed its work pursuant to the engagement letter and/or the transaction has been completed.

<u>Significant Judgements</u>

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Compnay's progress under contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncerain future events.

<u>Revenue Recognition</u>

Revenues from contracts with customers are composed of investment bank fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2019, there were no advances to the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition-(continued)

During the Year End December 31, 2019 the concentration of revenue in 2019 was attributable to the Company receiving fees from four engagements totaling 100% as follows:.

Customer A	$ 88,285	60%
Customer B	30,000	20%
Customer C	20,000	13%
Customer D	9,750	7%
	$ 148,035	100%

Property and Equipment

Property and Equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful live of the assets, which range from three to seven years.

Property and equipment are summarized by major classifications as follows:

		2019
Computers	$	1,926
Less: Accumulated Depreciation		(1,926)
Net property and equipment	$	0

The assets are fully depreciated.

Income Taxes

Income Taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2019, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

The Company has adopted the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the company for the years ended December 31, 2016, 2017, and 2018, are subject to examination by the related taxing authorities, generally for three years after they are filed.

M BARC INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $6,870, which was $1,870 in excess of its required net capital of $5,000. The Company's had no aggregate indebtedness at year end the ratio of aggregate indebtedness to net capital was .064 to 1.

NOTE 4. INCOME TAXES

As of December 31, 2019, the Company has a loss of $45,518 and has a net operating loss (NOL) carry-forward for federal and state income tax purposes of approximately $30,758..The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

Deferred tax assets:

Net operation loss carry-forward	($30,758)
Valuation allowance for net deferred tax assets	($30,758)

NOTE 5. CONCENTRATIONS OF CREDIT RISK AND CUSTOMERS

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2019, the Company had no uninsured balances.

NOTE 6 LEASE

The Company entered into a month to month lease pursuant to an agreement commencing February 1, 2018 for a base rent of $311 per month and requires a one month retainer. This lease lasts for the period stated (month to month) and is extended automatically for successive periods.

In February 2016, the FASB issued ASU 2016-02 Leases-(Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreenebtsm ubckuding for thoses leases classified as operation leases under previous GAAP along with disclosure of key information about leasing arraqngements. The Company has elected not to apply the recognition requirements of

NOTE 6 LEASE (continued)

Topic 842 relating to the short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $4,852 relating to the office lease for the year ended December 31, 2019.

NOTE 7. COMMITMENTS AND CONTINGENCIES

M Barc Investment Group does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threat or other circumstances that my lead to the assertion of a claim at a future date.

NOTE 8 – COMPANY CONDITIONS

The Company has a loss of $45,518 for the year ending December 31, 2019 and has received capital contributions from it's stockholder for working capital. The Company's stockholder has represented that he intends to continue making capital contributions as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going–concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued.

M BARC INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Net capital computation:

Total Equity	$ 12,337
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	3,956
Accounts Receivable	1,200
Security Deposit	311
Total non-allowable assets	5,467
Net capital	6,870
Haircuts on securities:	-
Required minimum capital	5,000
Excess net capital	1,870

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	4,392
Ratio of aggregate indebtedness to net capital	.064 TO 1

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2019

See accompaning notes to financial statements

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of M Barc Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M Barc Investment Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which M Barc Investment Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) M Barc Investment Group, Inc. stated that M Barc Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M Barc Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Barc Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 26, 2020

M BARC INVESTMENT GROUP, INC..
8383 Greenway Blvd
Suite 600
Middleton, WI 53562

Assertions Regarding Exemption Provisions

M Barc Investment Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (C.F.R.-240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R.-240.17a-5(d)(1) and (4). To our best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R.-240.15c-3 under the following provisions of 17C.F.R.-240.15c-3 (k)(2)(i) and
(2) The Company met the identified exemption provisions in 17C.F.R.-240.15c-3 (k)(2)(i) throughout the most recent fiscal year without exception

I, Rimas Buinevicius, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X [signature]

Rimas Buinevicius
CEO
February 24, 2020